Exhibit 99.44

CONSENT OF DR. H. FALL

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Loncor Resources Inc. with the United States Securities and Exchange Commission in connection with (1) the technical information in the Registrant’s material change report dated May 3, 2010 and (2) the exploration results in the Registrant’s press releases dated January 6, 2011, December 21, 2010, November 29, 2010, September 14, 2010, June 30, 2010, March 30, 2010, June 3, 2010 and April 23, 2010, which includes reference to the undersigned in connection with technical information and exploration results relating to the properties described therein.

/s/ Howard Fall

Name:  Dr. Howard Fall, Aus. I.M.M.
Title:    Exploration Manager, Loncor Resources Inc.

Date: April 5, 2011